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Find Campsites, Events and People Nearby

INVEST IN **SĒKR, INC.**

All-in-one app to find your next campsite

LEAD INVESTOR



Andy Ballester

I have been with Sēkr since it was just an idea and a community. I was the first check in and I have been part of Sēkr's journey through their greatest successes and their greatest failures. They have a stellar team, community, market opportunity, domain expertise, and a solution to a massive problem that can serve 7/10 Americans on an annual basis. But the reason I have continued to bet on them, and why I truly believe that this is an investment worth making, is their resilience. Resilience is THE most important factor in leading a startup to success because there will undoubtedly be challenges. A founder's ability to successfully navigate through crises and setbacks is what makes exceptional founding teams. Resilience is what separates Sēkr from other startups, and I believe it is that strength that will bring together all of their expertise, communities, and strategic advantages as a company together to become the market leader in the camping industry.

Invested $5,000 this round & $550,000 previously

sekr.com/home San Diego CA

Technology | Marketplace | Female Founder | Travel & Tourism | Minority Founder

Highlights

1. Winner of Fast Company World Changing Ideas 2022.
2. Backed by Techstars, Backstage Capital, Gaingels, Storyteller Overland, and more.
3. 14,000+ camping nights planned per month on Sēkr and growing.
4. 93.8 million active U.S. camping households in 2021.
5. 70k+ active community members on the mobile app.
6. Featured in Forbes, Fortune, Sunset, TechCrunch and more.
7. One of the few certified B-Corps for outdoor travel technology.
8. 2022 Best Companies for Women to Advance PARITY.ORG

Our Team



Sēkr

Breanne Acio Founder & CEO

3x founder in outdoor travel, keynote speaker, DEI thought leader and community builder in the outdoor recreation and travel industry. Began her vanlife story in 2017, when she and her wife explored the U.S. in their home on wheels.

Our Founder Breanne was part of the early vanlife scene and saw first-hand how hard it was just to find a safe place to camp overnight, and how difficult it was to understand which campsites would have

amenities like showers, Wi-Fi, etc. This extreme lack of digitization in the outdoors is what led her to create Sēkr in 2018.



Brent McCullough Chief Product Officer

Helped pioneer the technology behind the vacation rental industry. As CPO he scaled RedAwning from $0 to $100M/year. 15+ years of experience focused on product for API connectivity, data synchronization at scale, and complex operations processes.



Jenna Celmar Advisor

Well-known outdoor industry speaker, entrepreneur, & changemaker. Co-founded Basecamp Outdoor, a community & career hub where she gets to connect with and collect trends from the workforce behind the outdoor industry.



Angela Harness Director of Business Development

Meet the Woman Who is Making the Outdoors More Accessible to Everyone


Camping made easier with Sēkr
Seek
Stay
Socialize


I am seeking. . . Sēkr
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I am seeking Pa
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Seeker [sēkr]: *noun*

A person inquisitive by nature, in search of broader meaning and deeper understanding




Aim North to British Columbia
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Sēkr is a women and minority owned company empowering diversity and sustainability in the outdoors
In the news
The Woman of Color Transforming Access and Leadership in Outdoor Travel
Lebawit Lily Girma, Skift
March 4th, 2022 at 2:00 AM EST
Skift
Sēkr also founded
PROJECT RESPECT OUTDOORS
Certified
B
Corporation
Does the National Park Service's Reservation System Shut Out Non-White, Low-Income Campers?
The federal website excludes some would-be adventurers, a University of Montana study suggests
NATIONAL GEOGRAPHIC
Sēkr Founder Breanne (Left)


Browse the largest database of free campsites.
Download maps to get off-grid and offine.
Take the guesswork out of your trip with premium map layers!
Discover countless community events near you.
LTE Data Coverage
AT&T
Verizon
T-Mobile
US Cellular
Federal Lands
BLM Land
US Forest Service Land
Community
SēkrHubs
Caravans and Events
Get Local
Upcoming Events
Vannies Yoga
San Diego, CA
Connection Requests
Bart Miller
Kimberly



We are community first

Long before we started a tech company,
we started a movement.

Sēkr is built
by the community,
with the community and
for the community.

Sēkr is offering ownership to the community

so that when we are successful, our community is successful


The pursuit
is happiness
Sēkr

Campers & road trippers love Sēkr

★★★★★

"Absolutely love this app! It seriously has it



ALL. We can make new friends, catch up with old ones and plan our trips around the bigger community events. We try to add every place we use or go to help others on this platform."

\- Member

"I just wanted to thank you for such an awesome app! My wife and I travelled from Oregon to Michigan over the past few weeks and we used your app... LOVED IT! **It was so simple, easy and the information was great!** There were some EPIC campgrounds!

\- Member



So does the media!

Forbes	FORTUNE
TechCrunch	
CNBC	CBS NEWS SUNDAY MORNING
Sunset	lonely planet
SELF	BuzzFeed



Forbes
After Two Long Years Of Being Stuck At Home, It's Time To Travel The U.S. With Sēkr And Visit National Parks And Over 50,000 Beautiful Locations
FAST COMPANY
World Changing Ideas
2022
SAN DIEGO BUSINESS JOURNAL
WOMEN of INFLUENCE in TECHNOLOGY TOP 50
2022
TechCrunch
Travel app Sēkr scores $2.25 million to bring campsite inventory into the digital age



We **know** the struggle

As fulltime campers,
we spent hours everyday
trying to find a good campsite.

What if there was one app that showed every campsite?

And you could chat with other campers about their experience?


Expectation
Reality
Campground
Full


The Sēkr Solution
Sēkr makes camping easier, safer, and more social, connecting travelers to the campsites, resources, and outdoor communities they seek.
Founded by women and minorities, Sēkr is making the outdoors more welcoming and accessible to every person.
We are raising $1M to develop next generation technology for the outdoor travel industry.
Crowdfunding allows us to democratize investing and participate in the redistribution of wealth.
By the numbers
65% of Americans go camping
$167b billion dollars spent on camping
14k nights camped by Sēkr members, monthly
6x monthly return visits by Sēkr members
9 Months until Sēkr is revenue positive

Forward-looking projections are not guaranteed.

Demand for Sēkr is skyrocketing



14k+ nights camped every month
Potential $140k+ monthly reservation revenue

Member base is rapidly growing
70k+ members with 10k active monthly

And they keep coming back!
Members return 6 times per month, on average



How we make money

Campsite Reservations
$8.5 billion | Annual Consumer Spend
15% market share = $1.3 billion annually

Subscriptions
Premium features starting at $24/yr
5% of members upgrade

Gear Shop
$31 billion | Annual Consumer Spend
1% market share = $310 million annually

Where we go from here



Q2 2023

Q1/Q2 2024

Q3/Q4 2024

- WeFunder closes
- Reservation Portal Launch
- Re-launch Sēkr Shop

- Majority of reservable campsites available on Sēkr
- Net Profitability

- Community investor liquidation event
- Series B Fundraise

*this slide contains forward projections which cannot be guaranteed


Become a part of one of the only community-owned camping app
Sēkr

Fundraise Goal
$1M

Minimum Investment
$100

Company Valuation
$25M


Use of Funds
5%
15%
24%
16%
40%
Marketing
Advertising
Development
Operations
Community Fund


We give back to our community

Certified B Corporation | Leave No Trace | tread lightly! | National Parks Conservation Association | Grand Staircase Escalante Partners

5% of Sēkr shop revenue is donated to non-profits protecting the outdoors

Accessibility Outdoors vs Gatekeeping - #sekrstory #10


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Accessibility outdoors vs. gatekeeping
It's everyone's birthright to experience nature. Stop withholding information.
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Meet our Leadership Team
Breanne Acio, M.A.
Founder & CEO
Serial Entrepreneur
Brent McCullough, MBA
Chief Product Officer
The Technology Pioneer of Vacation Rentals
Angela Harness
VP Biz Dev
The Outdoor Hospitality Industry Insider


The pursuit is happiness



The beginning:


Launch Gathering Recap
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the vanlife app
Watch on YouTube

Downloads

Sekr BCorp Assessment.pdf